EXHIBIT 99.1

Taseko Provides Construction Update on Florence Copper Project

VANCOUVER, British Columbia, Jan. 14, 2025 (GLOBE NEWSWIRE) -- Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) ("Taseko" or the "Company") is pleased to update the progress at its 100%-owned Florence Copper project in Florence, Arizona.

As of December 31, 2024, the overall project completion was at 56% and first copper production continues to be targeted before the end of 2025. Construction activities are advancing on schedule and nearly 450,000 project hours have been worked with no reportable injuries or environmental incidents. Currently, there are approximately 290 construction and support personnel on site.

Summary of key activities in the fourth quarter:

  Process ponds and surface water runoff pond construction completed
  Solvent extraction settler and launder modules placed and welding of the modules was commenced
  17 production wells were fully constructed in the quarter, for a total of 51 wells out of 90 to be drilled during the construction phase
  Development of the main pipe corridor (from wellfield to process plant) is mostly completed and installation of high density polyethylene piping in the corridor is ongoing
  Field erected process and service tank construction commenced
  Mechanical and piping installations are underway throughout the SX/EW plant
  Erection of structural steel for the solvent extraction pipe rack is nearing completion and piping installation is underway
  Electrical work commenced
  Water treatment building was erected, and preparations made to start the electrowinning building erection

Stuart McDonald, President & CEO of Taseko, commented, “We are very pleased with the progress that has been made in the first 12 months of construction. The project remains on schedule, and construction costs remain in line with our previous guidance. We are now less than a year from anticipated first copper production and, in addition to construction activities, our site management team is focussed on operational readiness, key vendor agreements and recruiting.”

“With continued growth in US copper demand and an increasing focus on security of supply chains for critical materials, it is great timing to be bringing on a new source of domestic copper supply. Florence Copper is the only greenfield copper mine currently under construction in the USA and will soon become the third largest copper cathode producer in the country1.”

“We have recently been informed that our application for the Department of Energy’s 48C(e) tax credit has been declined. However, Taseko remains in a strong financial position with C$330 million of available liquidity at year-end, including the undrawn US$110 million revolving credit facility,” concluded Mr. McDonald.

Updated photos can be found on our website at https://tasekomines.com/properties/florence-copper/#construction-updates.

1Based on Wood Mackenzie data

For further information on Taseko, see the Company’s website at www.tasekomines.com or contact:

Investor enquiries Brian Bergot, Vice President, Investor Relations – 778-373-4554

Stuart McDonald
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

Caution Regarding Forward-Looking Information

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties about the future market price of copper and the other metals that we produce or may seek to produce;
  changes in general economic conditions, the financial markets, inflation and interest rates and in the demand and market price for our input costs, such as diesel fuel, reagents, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  uncertainties resulting from the war in Ukraine, and the accompanying international response including economic sanctions levied against Russia, which has disrupted the global economy, created increased volatility in commodity markets (including oil and gas prices), and disrupted international trade and financial markets, all of which have an ongoing and uncertain effect on global economics, supply chains, availability of materials and equipment and execution timelines for project development;
  inherent risks associated with mining operations, including our current mining operations at Gibraltar, and their potential impact on our ability to achieve our production estimates;
  uncertainties as to our ability to control our operating costs, including inflationary cost pressures at Gibraltar without impacting our planned copper production;
  the risk of inadequate insurance or inability to obtain insurance to cover material mining or operational risks;
  uncertainties related to the feasibility study for Florence copper project (the “Florence Copper Project” or “Florence Copper”) that provides estimates of expected or anticipated capital and operating costs, expenditures and economic returns from this mining project, including the impact of inflation on the estimated costs related to the construction of the Florence Copper Project and our other development projects;
  the risk that the results from our operations of the Florence Copper production test facility (“PTF”) and ongoing engineering work including updated capital and operating costs will negatively impact our estimates for current projected economics for commercial operations at Florence Copper;
  uncertainties related to the accuracy of our estimates of Mineral Reserves (as defined below), Mineral Resources (as defined below), production rates and timing of production, future production and future cash and total costs of production and milling;
  the risk that we may not be able to expand or replace reserves as our existing mineral reserves are mined;
  the availability of, and uncertainties relating to the development of, additional financing and infrastructure necessary for the advancement of our development projects, including with respect to our ability to obtain any remaining construction financing potentially needed to move forward with commercial operations at Florence Copper;
  our ability to comply with the extensive governmental regulation to which our business is subject;
  uncertainties related to our ability to obtain necessary title, licenses and permits for our development projects and project delays due to third party opposition;
  our ability to deploy strategic capital and award key contracts to assist with protecting the Florence Copper project execution plan, mitigating inflation risk and the potential impact of supply chain disruptions on our construction schedule and ensuring a smooth transition into construction;
  uncertainties related to First Nations claims and consultation issues;
  our reliance on rail transportation and port terminals for shipping our copper concentrate production from Gibraltar;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations and mine closure and bonding requirements;
  our dependence solely on Gibraltar (as defined below) for revenues and operating cashflows;
  our ability to collect payments from customers, extend existing concentrate off-take agreements or enter into new agreements;
  environmental issues and liabilities associated with mining including processing and stock piling ore;
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mine, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mine;
  environmental hazards and risks associated with climate change, including the potential for damage to infrastructure and stoppages of operations due to forest fires, flooding, drought, or other natural events in the vicinity of our operations;
  litigation risks and the inherent uncertainty of litigation, including litigation to which Florence Copper could be subject to;
  our actual costs of reclamation and mine closure may exceed our current estimates of these liabilities;
  our ability to meet the financial reclamation security requirements for the Gibraltar mine and Florence Project;
  the capital intensive nature of our business both to sustain current mining operations and to develop any new projects, including Florence Copper;
  our reliance upon key management and operating personnel;
  the competitive environment in which we operate;
  the effects of forward selling instruments to protect against fluctuations in copper prices, foreign exchange, interest rates or input costs such as fuel; and
  the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; and Management Discussion and Analysis (“MD&A”), quarterly reports and material change reports filed with and furnished to securities regulators, and those risks which are discussed under the heading “Risk Factors”.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedarplus.ca, including the “Risk Factors” included in our Annual Information Form.